UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42153

TOYO CO., LTD

Tennoz First Tower, F16 2-2-4,

Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

TOYO Co., Ltd, a Cayman Islands holding company (the “Company”) held its 2025 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. Eastern Time, on December 9, 2025, virtually online by visiting www.virtualshareholdermeeting.com/TOYO2026. Each ordinary share is entitled to one vote. Holders of a total of 29,550,468 ordinary shares out of a total of 37,773,997 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued voting shares in the Company as of the record date of October 23, 2025 was reached. The final voting results for the matter submitted to a vote of shareholders at the meeting are as follows:

1. Adoption of Amended and Restated Articles of Association

The shareholders approved the proposal to ratify, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, and to approve, by ordinary resolution, the appointment of Marcum Asia CPAs LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

For	Against	Abstain
29,550,356	83	29

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

Date: December 11, 2025	By:	/s/ Junsei Ryu
Junsei Ryu
Chief Executive Officer

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